Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-130074

Prospectus Addendum to the Prospectus Supplement dated December 5, 2006 and the Prospectus dated December 5, 2006.

The Goldman Sachs Group, Inc.

Medium-Term Notes, Series B

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus addendum and the accompanying prospectus supplement dated December 5, 2006 (which we refer to as the “MTNB prospectus supplement”) in connection with market-making transactions or continuous offering of certain senior debt securities of The Goldman Sachs Group, Inc., designated as Medium-Term Notes, Series B (which we refer to as the “MTNB notes”), that were originally issued under the MTNB prospectus supplement or a similar prospectus supplement for the MTNB notes with a date earlier than December 5, 2006. We refer below to any and all such earlier prospectus supplements as the “earlier MTNB prospectus supplements”.

When this prospectus addendum and the MTNB prospectus supplement are used in connection with a market-making transaction or continuous offering, you should note that the MTNB prospectus supplement supersedes any earlier prospectus supplement. When you read the relevant prospectus supplement or pricing supplement with the specific terms of the offered notes, please note that all references in it to any earlier prospectus supplement should instead refer to the MTNB prospectus supplement.

You should read the relevant prospectus supplement or pricing supplement, which describes the specific terms of the notes, together with the MTNB prospectus supplement and the accompanying prospectus dated December 5, 2006.

Please note, however, that if the relevant prospectus supplement or pricing supplement for your notes provides that you will be obligated to characterize your notes for all U.S. federal income tax purposes as prepaid forward contracts, then the following paragraph supplements and, to the extent inconsistent therewith, replaces, the discussion of the U.S. federal income tax consequences of owning your notes set out under “Supplemental Discussion of Federal Income Tax Consequences”, or other section describing U.S. federal income tax consequences, in the relevant prospectus supplement or pricing supplement for your notes.

On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of your notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of your notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. The Goldman Sachs Group, Inc. intends to continue treating your notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying prospectus supplement or pricing supplement, as applicable, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Goldman, Sachs & Co.

Prospectus Addendum dated December 10, 2007